Mail Stop 3010

March 9, 2010

Via U.S. Mail and Facsimile 212.751.3550

Mr. Robert L. Levy
Chief Financial Officer
Independence Tax Credit Plus Program
625 Madison Avenue
New York, NY  10022

>     **Re:     Independence Tax Credit Plus Program**
>     **Form 10-K for Fiscal Year Ended March 31, 2009**
>     **Filed June 29, 2009**
>     **Form 10-Q for Period Ended December 31, 2009**
>     **Field February 9, 2010**
>     **File No. 033-37704**

We have reviewed your filings and have the following comments.  Where indicated, we think you should revise your document in response to this comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Short-Term, page 9

1.      We note that without the General Partner's advances and continued accrual without payment of certain fees and expense reimbursements, the Partnership will not be in a position to meet its obligations.  Please tell us how this reconciles with your statement that the Partnership has sufficient liquidity to meet existing or reasonable likely future cash requirements over the short and long term.  Further, please tell us what consideration you gave to providing the audited balance sheet of the general partner; refer to Rule 8-07 of Regulation S-X.

Form 10-Q for the period ended December 31, 2009

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 5 – Assets Held for Sale, page 9

2.      We note that you continue to classify two properties, which had purchase and sale agreements that expired in April 2009, as held-for-sale as of December 31, 2009.  Please tell us your justification for such classification, specifically addressing the criteria within FASB ASC 360-30-45-9.d and f permitting classification of such properties as held-for-sale.  Further, please tell us the actions taken by management regarding the offering prices of these two properties and therefore qualification for the one-year exception permitted by FASB ASC 360-30-45-11.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Robert Telewicz
Senior Staff Accountant